Exhibit 8.1

Pyxis Tankers Inc.

List of Subsidiaries

Company Name	Jurisdiction of Incorporation

1.Single vessel-owning subsidiaries (1)	Marshall Islands
2.Maritime Technologies Corp.	Delaware, U.S.A.

(1)	We have six vessel-owning subsidiaries, each incorporated in the Marshall Islands and wholly owned by Pyxis Tankers Inc.